FORM 11-K U.S. SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2025

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 0-23333

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Timberland Bank Employee Stock Ownership & 401(k) Plan

B.	Name of issuer of securities held pursuant to the plan and the address of its principal executive office:

Timberland Bank 624 Simpson Avenue Hoquiam, Washington 98550

Financial Statements and Exhibits

Page

(a) Report of Independent Registered Public Accounting Firm	1

(b) Financial Statements

Statements of Net Assets Available for Benefits as of September 30, 2025 and 2024	2

Statement of Changes in Net Assets Available for Benefits for the Year Ended September 30, 2025	4

Notes to the Financial Statements	5

(c) Supplemental Schedule

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)	10
Exhibits:
(d) Exhibit 23.1 Consent of Aprio, LLP	12

Signatures

The Plan:  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

________________________________________________ Administrator, Timberland Bank Employee Stock Ownership & 401(k) Plan

By:	/s/Marci A. Basich
	Marci A. Basich	(name)
	Chief Financial Officer	(title)
	Timberland Bank	(bank)

Date:  March 27, 2026

Timberland Bank
Employee Stock Ownership & 401(k) Plan

Financial Statements and
Supplemental Schedule

September 30, 2025 and 2024

Contents

Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Benefits	2

Statement of Changes in Net Assets Available for Benefits	4

Notes to Financial Statements	5

Supplemental Schedule

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)	10

Report of Independent Registered Public Accounting Firm

To the Plan Administrator and Retirement Plan Committee of the
Timberland Bank Employee Stock Ownership & 401(k) Plan

Opinion on the Financial Statements

We have audited the accompanying statement of net assets available for benefits of the Timberland Bank Employee Stock Ownership & 401(k) Plan ("the Plan") as of September 30, 2025, and the related statement of changes in net assets available for benefits for the year ended September 30, 2025, and the related notes and schedules (collectively referred to as "the financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of September 30, 2025, and the changes in net assets available for benefits for the year ended September 30, 2025, in conformity with accounting principles generally accepted in the United States of America ("U.S.").

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information contained in the schedule of assets (held at end of year) as of September 30, 2025 has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Prior Period Financial Statements

The financial statements of the Plan as of September 30, 2024, were audited by Delap, LLP, who merged with Aprio, LLP as of January 1, 2026, whose report dated March 6, 2025, expressed an unmodified opinion on those financial statements.

/s/ Aprio LLP

We have served as the Plan’s auditor since 2017.

Lake Oswego, Oregon
March 27, 2026

Statements of Net Assets Available for Benefits
Timberland Bank Employee Stock Ownership & 401(k) Plan
September 30, 2025 and 2024

	September 30, 2025
	Participant Directed	Nonparticipant Directed
			Total
Assets
Investments, at fair value:
Mutual funds	$26,730,520	$—	$26,730,520
Timberland Bancorp, Inc. ("Bancorp") common stock	4,125,888	8,922,268	13,048,156
Total investments	30,856,408	8,922,268	39,778,676

Cash and cash equivalents	155,014	4,367	159,381
Total assets	31,011,422	8,926,635	39,938,057

Liabilities
Other payables	23	—	23
Net assets available for benefits	$31,011,399	$8,926,635	$39,938,034

The accompanying notes are an integral part of these financial statements.

Statements of Net Assets Available for Benefits (Continued)
Timberland Bank Employee Stock Ownership & 401(k) Plan
September 30, 2025 and 2024

	September 30, 2024
	Participant Directed	Nonparticipant Directed
			Total
Assets
Investments, at fair value:
Mutual funds	$23,156,535	$—	$23,156,535
Bancorp common stock	3,667,512	8,235,592	11,903,104
Total investments	26,824,047	8,235,592	35,059,639

Cash and cash equivalents	146,591	10,725	157,316
Total assets	26,970,638	8,246,317	35,216,955

Net assets available for benefits	$26,970,638	$8,246,317	$35,216,955

The accompanying notes are an integral part of these financial statements.

Statement of Changes in Net Assets Available for Benefits
Timberland Bank Employee Stock Ownership & 401(k) Plan
Year Ended September 30, 2025

	Participant Directed	Nonparticipant Directed
			Total
Additions to net assets attributed to
Investment income:
Net appreciation in fair value of investments:
Mutual funds	$2,083,684	$—	$2,083,684
Bancorp common stock	392,370	800,197	1,192,567
Interest and dividends	997,424	275,210	1,272,634
Total investment income, net	3,473,478	1,075,407	4,548,885

Contributions:
Employer	1,086,067	—	1,086,067
Participant deferrals	1,181,463	—	1,181,463
Participant rollovers	535,958	—	535,958
Total contributions	2,803,488	—	2,803,488

Total additions to net assets	6,276,966	1,075,407	7,352,373

Deductions from net assets attributed to
Benefit payments	2,182,964	395,089	2,578,053
Administrative expenses	53,241	—	53,241
Total deductions from net assets	2,236,205	395,089	2,631,294

Net increase	4,040,761	680,318	4,721,079

Net assets available for benefits

Beginning of year	26,970,638	8,246,317	35,216,955

End of year	$31,011,399	$8,926,635	$39,938,034

Notes to Financial Statements
Timberland Bank Employee Stock Ownership & 401(k) Plan
September 30, 2025 and 2024

Note 1 - Plan Description and Basis of Presentation

The following description of the Timberland Bank Employee Stock Ownership & 401(k) Plan ("the Plan") provides only general information.  Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan established for the benefit of eligible employees of Timberland Bank ("the Company").  The Company is the wholly-owned subsidiary of Timberland Bancorp, Inc. ("Bancorp").  The Plan is comprised of two components: a defined contribution 401(k) plan component and an employee stock ownership plan ("ESOP") component.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA") and is designed to comply with Sections 401(a) and 4975(e)(7) of the Internal Revenue Code, as amended ("Code") and the regulations thereunder.  The Plan is administered by Timberland Bank. American Trust is the TPA (Third-Party Administrator) and trustee for the Plan's investments.  The Plan has been amended and restated from time to time as necessary for the Plan to remain tax qualified. The Plan Administrator and the members of the Company's Retirement Plan Committee are participants in the Plan.

Voting Rights

Each participant may direct the trustee as to the voting rights attributable to his or her allocated shares of Bancorp common stock held in the ESOP component of the Plan.  Any allocated Bancorp common shares for which voting instructions are not received and Bancorp common shares held in the 401(k) component of the Plan are voted by the trustee in the same proportion as shares for which the trustee receives voting instructions.

Eligibility

The Plan covers substantially all employees of the Company or an affiliated entity (other than those excluded under the terms of the Plan) who have one year of service and are 18 years of age or older (age 21 for participation in the ESOP portion of the Plan).  Generally, a year of service is credited upon the completion of at least 1,000 hours of service within a Plan year (October 1 to September 30).  The Plan provides entry dates on the first day of each calendar quarter.  However, employees who are at least age 18, but have not been credited with a year of service, are eligible to make 401(k) contributions as of the first day of the month after beginning employment.

Contributions and Participant Investment Options

Plan participants may make salary deferral contributions into the 401(k) component of the Plan up to the maximum permitted under the Code ($23,500 for calendar year 2025 and $23,000 for 2024).  The Plan provides for both pre-tax and after-tax (Roth) 401(k) salary deferral contributions.  Participants age 50 and older during the Plan year are also permitted to make elective 401(k) catch-up deferrals.  The maximum catch-up deferral under the Code was $7,500 for both calendar years 2025 and 2024.  The Plan includes an auto-enrollment provision, whereby all newly eligible employees are automatically enrolled in the Plan unless they affirmatively elect not to participate in the Plan.  Automatically enrolled participants have their initial deferral rate set at 1% of their eligible compensation, and such contributions are invested in a designated balanced fund until changed by the participant.  This 1% rate automatically increases to 2% in the second year of participation, 3% in the third, 4% in the fourth and 5% in the fifth and subsequent years of participation unless the employee affirmatively selects otherwise.

Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans (i.e., rollover contributions). In-plan Roth conversions are permitted.

The Company is required to make an annual safe harbor profit sharing contribution of 3% of eligible compensation, with additional amounts contributed at the option of its Board of Directors.  The Company made a safe harbor contribution to the 401(k) component of the Plan totaling $544,897 for the year ended September 30, 2025.  The Company made an additional profit sharing contribution to the 401(k) component of the Plan of $541,170 for the year ended September 30, 2025. There was no ESOP contribution made by the Company for the year ended September 30, 2025.

Notes to Financial Statements
Timberland Bank Employee Stock Ownership & 401(k) Plan
September 30, 2025 and 2024

Participants may direct the investments of their 401(k) salary deferral contributions, Company safe harbor contributions, and Company discretionary contributions, if any, into a variety of investment choices, which are more fully described in the Plan document and related agreements.

Participant Accounts

Each eligible participant's account is credited (charged) with the participant's salary deferral contributions and – as applicable – their proportionate allocations of (a) the Company's safe harbor contribution, (b) the Company's discretionary contribution (if any), (c) the Plan's ESOP contributions (if any), (d) rollover contributions (if any), (e) the Plan's earnings (losses), (f) administrative expenses, and (g) forfeitures of terminated participants' nonvested accounts.

Benefit Payments

On termination of service, a participant whose vested Plan accounts total $1,000 or less will automatically receive a lump-sum amount equal to the value of the vested interest in his or her account.   A participant whose vested Plan accounts are less than $5,000 but more than $1,000 will automatically have their vested account distributed and transferred to an individual retirement account ("IRA") with an approved broker, unless the participant requests that this amount either be distributed directly to the participant net of tax withholding or transferred to an IRA selected by the participant.  A participant whose vested Plan accounts exceed $5,000 may leave the funds in the Plan or elect to receive their vested interest in either a lump-sum distribution or a distribution over a certain period in monthly, quarterly, semiannual, or annual installments with ESOP accounts generally being limited to five years.  A participant's vested Plan accounts may also be distributed upon attaining age 65, unless an election has been made to defer or accelerate the distribution of benefits.  Accounts are also subject to required minimum distribution rules. Distributions from the 401(k) component of the Plan are in cash, in the form of Bancorp common stock, or a combination thereof as elected by the participant.  Distributions from the ESOP component of the Plan are in the form of Bancorp common stock or cash as elected by the participant. Upon reaching age 59½, participants may make in-service withdrawals from all fully vested accounts, including the related earnings (losses).  Hardship distributions are also allowed within certain limits. Distributions from a participant's rollover account may occur at any time upon request.  During the year ended September 30, 2025, the Plan distributed 3,975 shares of Bancorp common stock, valued at $119,879, and $275,210 in quarterly cash dividend payments from the ESOP component. As of September 30, 2025, there were no requested distributions still in process.

Vesting

Participants are immediately 100% vested in all 401(k) deferral contributions, rollover and safe harbor profit sharing contributions, and the actual earnings (losses) thereon.  Vesting in the Company's discretionary contribution portion of accounts and the ESOP, and the actual earnings (losses) thereon, is based on years of credited service.  Participants ratably vest in these accounts in accordance with the following table:

Years of Credited Service	Vested Interest
1	10%
2	20%
3	40%
4	60%
5	80%
6 or more	100%

A participant's account also becomes 100% vested upon attaining the age of 65 while actively employed or if the participant's separation from service is a result of death or disability.

Forfeitures

Forfeited balances of terminated participants' nonvested accounts are treated as discretionary contributions for the Plan year in which the forfeitures occur or may be used to pay plan expenses.  Forfeiture activity for the year ended September 30, 2025 was immaterial relative to total plan assets.

Notes to Financial Statements
Timberland Bank Employee Stock Ownership & 401(k) Plan
September 30, 2025 and 2024

Administrative Expenses

At the Company's discretion, administrative expenses of the Plan may be paid directly by the Company, and certain other administrative expenses may be paid by the Plan.  Expenses that are paid by the Company are excluded from the accompanying financial statements.  In addition, certain investment related expenses are included in net appreciation (depreciation) in fair value of investments in the accompanying statement of changes in net assets available for benefits.

ESOP Component Diversification

Diversification is available to a participant who has three years or more of service with the Company so that they may have the opportunity to move part of the value of their investment in Bancorp common stock that is held under the ESOP portion of the Plan into investments that are more diversified.  Diversification is also allowed with respect to Bancorp stock that is attributable to the 401(k) plan component, except that the three-years of service requirement does not apply to Bancorp stock acquired with 401(k) elective deferrals. Subject to the requirements, these participants may diversify their entire Plan balance or any portion that they choose.  The divestment may be directed into the same fund choices available for the 401(k) component of the Plan.  Divestment and reinvestment may occur once a month.  During the year ended September 30, 2025, there were no shares diversified out of the ESOP component of the Plan.

Plan Amendments and Termination

Although it has not expressed any intent to do so, the Company reserves the right to amend and terminate the Plan at any time, subject to the Plan's provisions.  Upon termination of the Plan, the interest of each participant will be distributed to the participant or to their beneficiary at the time prescribed by the Plan terms and the Code.  In the event of Plan termination, participants would become 100% vested in their accounts.

Note 2 – Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and the disclosure of contingent assets and liabilities, at the date of the financial statements.  Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include investments in highly liquid money market funds held in investment brokerage accounts.  The Plan administrator believes that the Plan's credit risk with respect to these funds is minimal due to the financial strength of the investment brokers and the diversity of the underlying securities.

Investment Valuation and Income Recognition

The Plan's investments consist of mutual funds and Bancorp common stock, all of which are stated at fair value (see Note 5). Quoted market prices are used to value shares of Bancorp common stock.  Mutual funds are valued at quoted market prices that represent the net asset value of shares held at the Plan's year-end. Fluctuations in market value are reflected as net appreciation (depreciation) in fair value of investments.

Purchases and sales of securities are recorded on the trade-date basis. Interest income is recognized when earned. Dividends are recorded on the ex-dividend date.

Notes to Financial Statements
Timberland Bank Employee Stock Ownership & 401(k) Plan
September 30, 2025 and 2024

The net appreciation (depreciation) in fair value of investments consists of realized gains or losses and unrealized appreciation or depreciation on those investments.

Payment of Benefits

Benefits are recorded when paid.

Note 3 – Tax Status

The Plan obtained its latest determination letter dated September 28, 2016, in which the Internal Revenue Service ("IRS") stated that the terms of the Plan and related trust satisfy the applicable tax-qualification requirements of the Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's legal counsel believe that the Plan is designed and currently being operated in compliance with the applicable requirements of the Code, and, therefore, they believe that the Plan is qualified and the related trust is tax-exempt.

GAAP requires the Plan Administrator to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of September 30, 2025, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the accompanying financial statements.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

Note 4 – Risks and Uncertainties

The Plan invests in various investments which are exposed to certain risks, such as interest rate, market, and credit risks.  Due to the level of risk associated with certain investments, it is possible that changes in the value of investments will occur in the near-term and that such changes could materially affect participants' account balances and the amounts reported in the accompanying statements of net assets available for benefits and supplemental schedule.

Note 5 – Fair Value of Investments

GAAP defines fair value, establishes a framework for measuring fair value, and requires certain disclosures about fair value measurements.  Fair value is the price that would be received for an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date.  The three levels for categorizing assets and liabilities under GAAP's fair value measurement requirements are as follows:

Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2: Significant observable inputs other than quoted prices included within Level 1, such as quoted prices for similar (as opposed to identical) assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, and inputs other than quoted prices that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect a company's own assumptions about the assumptions that market participants would use in pricing an asset or liability based on the best information available in the circumstances.

The fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following table presents assets measured at fair value on a recurring basis as of September 30, 2025 and 2024:

Notes to Financial Statements
Timberland Bank Employee Stock Ownership & 401(k) Plan
September 30, 2025 and 2024

	Fair Value
2025	Level 1	Level 2	Level 3	Total
Mutual funds	$26,730,520	$—	$—	$26,730,520
Bancorp common stock	13,048,156	—	—	13,048,156
Total	$39,778,676	$—	$—	$39,778,676

2024
Mutual funds	$23,156,535	$—	$—	$23,156,535
Bancorp common stock	11,903,104	—	—	11,903,104
Total	$35,059,639	$—	$—	$35,059,639

The Plan's policy is to recognize transfers between levels at the end of the reporting period. For the years ended September 30, 2025 and 2024, there were no transfers between levels.

Note 6 – Reconciliation of Financial Statements to Form 5500

The following are reconciliations of differences between net assets available for benefits according to the financial statements to the Form 5500 as of September 30, 2025 and 2024:

2025	Account Balance per Financial Statements	Variance	Balance per Form 5500
Cash and cash equivalents	$159,381	$2,189,848	$2,349,229
Mutual funds	26,730,520	(2,189,848)	24,540,672
Total	$26,889,901	$—	$26,889,901

2024
Cash and cash equivalents	$157,316	$1,957,855	$2,115,171
Mutual funds	23,156,535	(1,957,855)	21,198,680
Total	$23,313,851	$—	$23,313,851

The Plan administrator has classified the Plan's Vanguard Federal Money Market Fund as cash equivalents for reporting on the Form 5500, while the Plan has classified such assets as mutual funds for financial statement reporting purposes.

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
Timberland Bank Employee Stock Ownership & 401(k) Plan
As of September 30, 2025
EIN:    20-5645878
Plan#:    002

(a) and (b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value

Employer Stock
**Timberland Bancorp, Inc.	Common Stock – 268,097 Shares	$2,009,387	$8,922,268

**Timberland Bancorp, Inc.	Common Stock – 123,975 Shares	*	4,125,888
			13,048,156

Mutual Funds
Vanguard	LifeStrategy Moderate Growth	*	3,055,635

Vanguard	LifeStategy Growth	*	2,781,725

Vanguard	Total Stock Market Index Admiral	*	2,504,308

Vanguard	Total World Stock Index Admiral	*	2,380,598

Vanguard	Federal Money Market Fund	*	2,189,848

Vanguard	Small Cap Growth Index Institutional	*	1,130,365

Vanguard	Target Retirement 2035	*	1,087,740

Vanguard	LifeStrategy Conservative Growth	*	1,043,203

Vanguard	Total International Stock Index Admiral	*	931,277

Dimensional Fund Advisors	Large Company Institutional	*	919,111

Dimensional Fund Advisors	U.S. Target Value	*	805,060

Vanguard	Growth Index Admiral	*	767,184

Dimensional Fund Advisors	U.S. Large Cap Value	*	705,182

Vanguard	Balanced Index Admiral	*	615,069

Vanguard	Total Bond Market Index Admiral	*	563,040

Vanguard	Target Retirement 2030	*	555,514

Vanguard	Target Retirement 2055	*	526,601

* Historical cost not required for participant-directed accounts.
**Represents a party-in-interest.

The accompanying report of independent registered public accounting firm should be read with the supplemental schedule.

Schedule H, Line 4i - Schedule of Assets (Held at End of Year) (Continued)
Timberland Bank Employee Stock Ownership & 401(k) Plan
As of September 30, 2025

(a) and (b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value

Vanguard	Target Retirement 2065	*	476,122

Vanguard	Target Retirement 2025	*	438,586

Vanguard	Mid Cap Index Admiral	*	435,186

Vanguard	Target Retirement 2060	*	426,544

Vanguard	Target Retirement 2045	*	422,360

Vanguard	Target Retirement 2050	*	390,547

Dimensional Fund Advisors	Real Estate Securities I	*	305,718

Dimensional Fund Advisors	Inflation Protected Securities I	*	278,420

Vanguard	LifeStrategy Income	*	252,551

Vanguard	Target Retirement 2040	*	237,459

Dimensional Fund Advisors	International Small Company	*	134,080

Vanguard	Target Retirement Income	*	118,394

Dimensional Fund Advisors	International Value I	*	92,442

Vanguard	Short-Term Investment Grade	*	81,650

Vanguard	Emerging Markets Stock Index	*	77,654

Vanguard	Target Retirement 2020	*	1,347

			26,730,520
			$39,778,676

* Historical cost not required for participant-directed accounts.
**Represents a party-in-interest.

The accompanying report of independent registered public accounting firm should be read with the supplemental schedule.

EXHIBIT INDEX

Exhibit No.	Description of Exhibit
23.1	Consent of Aprio, LLP